ADOMANI, Inc.

620 Newport Center Drive

Suite 1100

Newport Beach, California 92660

April 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: J. Nolan McWilliams, Attorney-Advisor

Re:	ADOMANI, Inc.
Offering Statement on Form 1-A
File No. 024-10656

Dear Mr. McWilliams:

On behalf of ADOMANI, Inc. (the “Company”), I hereby request that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A, as amended, so that it may be qualified by 4:00 P.M. Eastern Time on April 25, 2017, or as soon thereafter as is practicable.

Please note that the Company acknowledges the following:

•	should the Commission or the staff (the “Staff”), acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and/or the qualification of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael K. Menerey
Michael K. Menerey Chief Financial Officer